Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-100078) on Form S-8 of United Security Bancshares of our report dated June 19, 2020, relating to the statements of net assets available for benefits of United Security Bank 401(k) Cash or Deferred Stock Ownership Plan as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related supplemental information as of December 31, 2019, appearing in this Annual Report on Form 11-K of United Security Bank 401(k) Cash or Deferred Stock Ownership Plan for the year ended December 31, 2019.

/s/ Moss Adams LLP
Albuquerque, NM
June 19, 2020